FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

Media Release	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 15th January 2004

National’s response to unauthorised foreign currency trading

The Chief Executive Officer of the National Australia Bank, Mr Frank Cicutto, in conjunction with the Risk Committee of the Board, has initiated a full investigation into unauthorised foreign currency trading and appointed independent experts from PricewaterhouseCoopers to assist the National in this investigation.

“Since this issue came to light on Tuesday, a structured process to review and resolve all issues arising from the unauthorised foreign currency trading has been in place,”   Mr Cicutto said.

“We immediately advised the Australian Stock Exchange and fulfilled our continuous disclosure obligations when we became aware of the unauthorised trading and the losses arising from this trading.

“We advised all relevant regulatory authorities and sent a formal reference to the Australian Federal Police so that they can evaluate whether any criminal charges should be brought.

“We suspended the four members of the foreign currency options trading desk involved in this matter pending the outcomes of the internal investigation and external inquiries and we took appropriate steps to manage the position.

“We have subsequently commissioned a comprehensive investigation of what happened and how it occurred so that we can review and enhance our processes to ensure that this does not happen again.”

The Chairman of the National Australia Bank, Mr Charles Allen, said the Board of Directors were fully supportive of the actions taken by the management team.

“The Board of Directors will closely monitor the investigation, and the Risk Committee, chaired by Mr Graham Kraehe, will receive regular management updates and reports from PricewaterhouseCoopers,”  Mr Allen said.

“We will continue to keep the market informed as appropriate and, at this early stage, we expect to release the outcomes of the investigation by the end of February.”

For further information, please contact:

Robert Hadler

Group Corporate Affairs

03 8641 3876

0404 805 675

or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook

Date:	15 January 2004	Title:	Associate Company Secretary